UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16842Q100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	16842Q100

1	NAMES OF REPORTING PERSONS
Islet Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) Reflects ownership as of the date hereof.

CUSIP Nos.	16842Q100

1	NAMES OF REPORTING PERSONS
Joseph Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) Reflects ownership as of the date hereof.

CUSIP Nos.	16842Q100

Item 1(a).	Name of Issuer:
Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:
132 East Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

Item 2(a).	Name of Person(s) Filing:
This Schedule 13G filing relates to shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of the Issuer.
This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the “Reporting Persons”):
•	Islet Management, LP (“Islet”)
•	Joseph Samuels
Islet acts as investment manager to, and exercises investment discretion with respect to funds that held the securities of the Issuer described herein (the “Accounts”).
Mr. Samuels is the Chief Executive Officer and Chief Investment Officer of Islet.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
590 Madison Avenue, 27th Floor
New York, NY 10022

Item 2(c).	Citizenship:
Islet is organized in the State of Delaware.
Joseph Samuels is a United States citizen.

Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number: 16842Q100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership.
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As investment manager to the Accounts, Islet, pursuant to an investment management agreement, has discretionary investment authority and voting power with respect to the Common Stock held by the Accounts. Thus, it could have been deemed to have the power to vote and dispose or direct the disposition of such Common Stock.

As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Accounts. Thus, he could have been deemed to share the power to vote and dispose or direct the disposition of the Common Stock held by the Accounts.

As of December 31, 2021, Islet and Mr. Samuels may have been deemed to beneficially own 241,711 shares of Common Stock representing 2.8% of the shares of Common Stock outstanding, all of which were directly held by the Accounts.  As of the date hereof, the Accounts no longer own any Common Stock and Islet and Mr. Samuels no longer beneficially own any shares of Common Stock. This filing represents an exit filing for the Reporting Persons.

(b) Percent of class:

See Item 4(a) above

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Reporting Persons no longer beneficially own any Common Stock.
(ii) Shared power to vote or to direct the vote:
Reporting Persons no longer beneficially own any Common Stock.
(iii) Sole power to dispose or to direct the disposition of:
Reporting Persons no longer beneficially own any Common Stock.
(iv) Shared power to dispose or to direct the disposition of:
Reporting Persons no longer beneficially own any Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

ISLET MANAGEMENT, LP

By:	/s/ Rebecca Waldman
Name:	Rebecca Waldman
Title:	General Counsel

JOSEPH SAMUELS

By:	/s/ Joseph Samuels
Name:	Joseph Samuels